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                                                  Pursuant to Rule 424(b)(3)&(c)
                                                              File No. 333-72404

                        GEN-NET LEASE INCOME TRUST, INC.

                     A Real Estate Investment Trust Offering

                                   $25,000,000

                        2,500,000 Shares of Common Stock
                                $10.00 Per Share

             Supplement No. 4 to Prospectus Dated October 10, 2002,
       as previously supplemented by a Supplement dated December 16, 2002, a Supplement No. 2 dated January 8, 2003; and
                    a Supplement No. 3 dated January 17, 2003

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                         ATTENTION PROSPECTIVE INVESTORS

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     The statements in this Supplement should be read carefully and considered in connection with your review of the prospectus, as previously supplemented by a Supplement dated December 16, 2002, a Supplement No. 2 dated January 8, 2003, and a Supplement No. 3 dated January 17, 2003, the receipt of which must precede or accompany this Supplement No. 4.

1.   CHANGES TO PLAN OF DISTRIBUTION.

     The PLAN OF DISTRIBUTION on pages 52-54 of the prospectus and all references to Investors Capital Corporation throughout the prospectus are qualified entirely by the following information.

     On March 14, 2003, Gen-Net terminated Investors Capital's position as exclusive managing underwriter in accordance with the parties' Underwriting Agreement. Investors Capital will no longer receive the managing underwriter's fee described in the prospectus. Investors Capital will continue to sell shares on behalf of Gen-Net as a non-exclusive Selected Dealer.

     Gen-Net has engaged NASD-member broker-dealers to sell shares on a nonexclusive best-efforts basis, pursuant to separate written agreements with each firm. Under these agreements, Selected Dealers receive selling compensation of up to 7.25%, which includes .25% for accountable due diligence expenses. Investors Capital has

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entered into a new agreement with Gen-Net on the same terms as are applicable to the other Selected Dealers.

     Gen-Net may also enter into written wholesaling arrangements with other NASD-member broker-dealers to assist in marketing the shares. Wholesalers will be paid compensation of up to 1%. They will also be reimbursed for out-of-pocket expenses. Compensation to wholesalers is not part of the compensation paid to Selected Dealers. See Footnote 1 to ESTIMATED USE OF PROCEEDS as supplemented herein.

     The following table sets forth the type, and to the extent practicable, estimates of the amounts of all material compensation the Selected Dealers and wholesalers may receive in connection with this offering:

  Person Receiving
   Compensation          Form and Method of Compensation              Estimated Amount
-------------------------------------------------------------------------------------------------
   Selected Dealers    up to 7.25% of sales price as selling     Aggregate estimated
                       commission, plus up to .25% for           compensation of $1,812,500
                       accountable expenses                      if the maximum shares are sold

    Wholesalers        1% of sales price, plus reimbursement     Aggregate estimated
                       for accountable expenses                  compensation of $250,000
                                                                 if the maximum shares are sold

     The Selected Dealers will be indemnified by Gen-Net against certain liabilities, including liabilities under the Securities Act of 1933 unless such liability arises from information provided to Gen-Net by the Selected Dealers. Causes of action resulting from violations of federal or state securities laws shall be governed by such laws.

2. Footnote (1) to the ESTIMATED USE OF PROCEEDS table on page 19 of the prospectus is deleted in its entirety and replaced with the following language:

         "Selected Dealers will be paid sales compensation aggregating up to 7.25%, which includes .25% as an expense reimbursement allowance for bona fide accountable expenses. Gen-Net may also enter into wholesaling arrangements with other NASD-member broker-dealers to assist in marketing the shares. Wholesalers will be paid compensation of up to 1%. They will also be reimbursed for out-of-pocket expenses. Compensation to wholesalers is not part of the compensation paid to Selected Dealers."

Dated as of March 21, 2003.

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